Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November, 2010	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Third Quarter and First Nine Months 2010 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 26, 2010--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today announced its financial results for the third quarter and first nine months of 2010.

FIRST NINE MONTHS 2010 SUMMARY:

  Total Net Sales were €386.7 million, up 6.5% as compared to the first nine months of 2009
  Industrial Margin was €145.9 million as compared to €126.3 million of the first nine months of 2009
  Positive EBIT of €0.2 million, as compared to a negative EBIT of €12.6 million of the first nine months of 2009

THIRD QUARTER 2010 SUMMARY:

  Total Net Sales were €115.0 million, down 2.8% as compared to the third quarter of 2009
  Industrial Margin was €42.6 million as compared to €47.5 million of the third quarter of 2009
  Negative EBIT of €2.5 million, as compared to a positive EBIT of €2.8 million of the third quarter of 2009

  Positive Net Financial Position of €38.6 million

Third Quarter 2010 Consolidated Results

Total Net Sales (including raw materials and semi-finished products sold to third parties) were €115.0 million.

Upholstery net sales were €102.6 million, in line with the same period of 2009 (€102.9 million).

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 35.8%, Americas 41.4%, Italy 9.6% and Rest of the World 13.2%.

The best commercial performances came from North America (historical Group market) with a performance of +26.9%. The Rest of the World registered an increase of 0.7%. In particular, China was up 72.3% on Natuzzi brand, and up 179.7% on all other brands. Instead, Europe recorded a slowdown of 16.8% versus the third quarter of 2009.

Industrial Margin, amounted €42.6 million, represented 37.0% on sales versus 40.2% reported in the same period of last year. This performance was due to a strong increase in raw material costs (in particular leather).

The incidence of Selling Expenses on sales passed from 28.4% in the third quarter of 2009 to 30.9% in third quarter of 2010 due to a dramatic increase of shipping costs. .

General & Administrative Expenses as a percentage on sales, on the contrary, recorded an improvement versus the third quarter of 2009, passing from 9.4% to 8.3%, thanks to the rationalisation and reorganisation actions carried out by the Group.

EBITDA was €3.4 million as compared to €9.5 million of the third quarter of 2009 .

The EBIT contraction, that went from positive €2.8 million in the third quarter of 2009 to a negative €2.5 million in 2010, basically is the result, as already mentioned, of the increase of raw material prices and shipping costs boost, partially balanced by efficiency realized on both operations and administrative costs.

Net Group Result recorded a loss of €5.5 million as compared to €0.9 million loss reported in the same period of last year .

First Nine Months 2010 Consolidated Results

Total Net Sales were €386.7 million up 6.5% as compared to the same period of 2009.

Upholstery net sales were €344.8 million, an increase of 8.9% with respect to the same period of 2009.

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 39.5%, Americas 37.0%, Italy 11.2% and Rest of the World 12.3%.

The best performances were in North America market (+32.7%) and in the Rest of the World (+27,2%). In particular, Australia +28.4% on Natuzzi Brand and +40.9% on all other brands, China +92.7% on Natuzzi brand and +91.6% on all other brands. In Europe, despite the total negative performance of -8.6%, we highlight Great Britain (+21.1% on Natuzzi brand and +29.0% on all other brands), and Spain (+10.9 on Natuzzi brand).

Industrial Margin had a marked improvement reaching 37.7% on sales as compared to 34.8% of 2009, thanks to important industrial rationalisation started in 2009.

EBITDA, with an improvement of about €10 million, passed from positive €8.0 million in the first nine months of 2009 to positive €18.3 million in the first nine months of 2010.

EBIT of the first nine months of 2010 was positive by €0,2 million versus a loss of €12,6 million recorded in the first nine months of 2009 .

Net Group Result recorded a loss of €9.6 million, with a strong improvement from the €15.2 million loss reported in the same period of last year, despite the increase of extraordinary costs and the lower contribution from hedging activities.

Net Financial Position as of September 30, 2010 remains positive at €38.6 million although the reduction of € 19.9 million versus December 31, 2009 mainly due to major investments in working capital and fixed assets.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., commented: “The results of the first nine months of 2010 recorded a positive trend in American and Asiatic markets, where we carried out an important reorganization and improved client service level.

In the European market, still strongly influenced by consumer crisis, we have already identified the areas and the actions to push our brands, and, similarly to what we have done in the American and the Asiatic markets, the European markets are today our first priority.

Even considering the strong volatility of the market, that make necessary prudent forecasts, we think to be on the right track to regain profitability. We started a reduction costs plan that already gave an evident positive result in the first nine months of 2010, and we are committed to improve the level of quality and of services. The Natuzzi Group will leverage on the innovation and its brands to keep on competing and maintaining market leadership”.

The Company will host a conference call on November 29, 2010 at 10:00 a.m. Eastern Time to discuss third quarter and nine months 2010 financial results. To participate, dial toll-free 1-888-378-0337 and dial international 1-719-325-2241. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through December 29, 2010. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 6449777.

About Natuzzi
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on September 30, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	30-Sep-10	30-Sep-09%		30-sep-10	30-sep-09

Upholstery net sales	102.6	102.9	-0.3%	89.2%	87.0%
Other sales	12.4	15.4	-19.5%	10.8%	13.0%
Total Net Sales	115.0	118.3	-2.8%	100.0%	100.0%

Consumption (*)	(46.4)	(42.8)	8.4%	-40.3%	-36.2%
Labor	(16.7)	(17.5)	-4.6%	-14.5%	-14.8%
Industrial Costs (**)	(9.3)	(10.5)	-11.4%	-8.1%	-8.9%
of which Depreciation, Amortization	(2.9)	(3.6)		-2.5%	-3.0%
Cost of Sales	(72.4)	(70.8)	2.3%	-63.0%	-59.8%

Industrial Margin	42.6	47.5	-10.3%	37.0%	40.2%

Selling Expenses	(35.5)	(33.6)	5.7%	-30.9%	-28.4%
of which Transportation	(12.3)	(8.9)
of which Advertising	(5.7)	(5.2)
of which Depreciation, Amortization	(1.9)	(2.0)
G&A Expenses	(9.6)	(11.1)	-13.5%	-8.3%	-9.4%
of which Depreciation, Amortization	(1.1)	(1.1)

EBITDA	3.4	9.5	-64.2%	3.0%	8.0%

EBIT	(2.5)	2.8	-189.3%	-2.2%	2.4%

Interest Income/(Costs), Net	(0.3)	(0.3)
Foreign Exchange, Net	(1.6)	0.1
Other Income/(Cost), Net	(0.8)	(0.7)

Earning before Income Taxes	(5.2)	1.9		-4.5%	1.6%

Current taxes	(0.4)	(2.7)		-0.3%	-2.3%

Net result	(5.6)	(0.8)	-600.0%	-4.9%	-0.7%

Minority interest	0.1	(0.1)

Net Group Result	(5.5)	(0.9)	-511.1%	-4.8%	-0.8%

Net Group Result per Share	(0.10)	(0.02)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30-Sep-10	30-Sep-09%		30-sep-10	30-sep-09

Total Net Sales	148.7	152.9	-2.8%	100.0%	100.0%
Gross Profit	55.1	61.4	-10.3%	37.0%	40.2%
Operating Income (Loss)	(3.2)	3.6	-189.3%	-2.2%	2.4%
Net Group Result	(7.1)	(1.2)	-511.1%	-4.8%	-0.8%
Net Group Result per Share	(0.1)	(0.0)

Average exchange rate (U.S.$ per €)	1.2928

(*) Purchases plus beginning stock minus final stock
(**) Including Third-party manufacturers

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	30 September 2010		30 September 2009		Change %	30 September 2010		30 September 2009		Change %

Americas	42.5	41.4%	33.5	32.6%	26.9%	222,078	50.1%	197,506	43.3%	12.4%
Natuzzi	4.4	2.5%	3.9	3.8%	12.8%	10,953	2.5%	14,227	3.1%	-23.0%
All brands (*)	38.1	37.1%	29.6	28.8%	28.7%	211,125	47.6%	183,279	40.2%	15.2%

Europe	36.7	35.8%	44.1	42.9%	-16.8%	137,319	31.0%	165,832	36.4%	-17.2%
Natuzzi	17.5	17.1%	23.0	22.4%	-23.9%	36,528	8.2%	56,937	12.5%	-35.8%
All brands (*)	19.2	18.7%	21.1	20.5%	-9.0%	100,791	24.1%	108,895	23.9%	-7.4%

Italy (Natuzzi)	9.9	9.6%	11.9	11.6%	-16.8%	30,930	7.0%	38,863	8.5%	-20.4%

Rest of the world	13.5	13.2%	13.4	13.0%	0.7%	52,825	11.9%	53,861	11.8%	-1.9%
Natuzzi	6.6	6.4%	8.2	8.0%	-19.5%	14,508	3.3%	20,522	8.5%	-29.3%
All brands (*)	6.9	6.7%	5.2	5.1%	32.7%	38,317	8.6%	33,339	7.3%	14.9%

Total	102.6	100.0%	102.9	100.0%	-0.3%	443,152	100.0%	456,062	100.0%	-2.8%

Brands breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	30 September 2010		30 September 2009		Change %	30 September 2010		30 September 2009		Change %

Natuzzi	38.4	37.4%	47.0	45.7%	-18.3%	92,919	21.0%	130,549	28.6%	-28.8%

All brands (*)	64.2	62.6%	55.9	54.3%	14.8%	350,233	79.0%	325,513	71.4%	7.6%

Total	102.6	100.0%	102.9	100.0%	-0.3%	443,152	100.0%	456,062	100.0%	-2.8%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for nine months ended on September 30, 2010 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Nine months ended on		Change	Percent of Sales
	30-Sep-10	30-Sep-09%		30-sep-10	30-sep-09

Upholstery net sales	344.8	316.7	8.9%	89.2%	87.2%
Other sales	41.9	46.5	-9.9%	10.8%	12.8%
Total Net Sales	386.7	363.2	6.5%	100.0%	100.0%

Consumption (*)	(152.2)	(147.8)	3.0%	-39.4%	-40.7%
Labor	(56.9)	(57.7)	-1.4%	-14.7%	-15.9%
Industrial Costs (**)	(31.7)	(31.4)	-1.0%	-8.2%	-8.6%
of which Depreciation, Amortization	(8.8)	(11.0)
Cost of Sales	(240.8)	(236.9)	1.6%	-62.3%	-65.2%

Industrial Margin	145.9	126.3	15.5%	37.7%	34.8%

Selling Expenses	(114.3)	(104.8)	9.1%	-29.6%	-28.9%
of which Transportation	(37.4)	(28.7)
of which Advertising	(18.5)	(19.8)
of which Depreciation, Amortization	(6.0)	(6.4)
G&A Expenses	(31.4)	(34.1)	-7.9%	-8.1%	-9.4%
of which Depreciation, Amortization	(3.3)	(3.2)

EBITDA	18.3	8.0	128.8%	4.7%	2.2%

Operating Income/(Loss) (EBIT)	0.2	(12.6)	101.6%	0.1%	-3.5%

Interest Income/(Costs), Net	(0.9)	(0.8)
Foreign Exchange, Net	0.4	5.7
Other Income/(Cost), Net	(3.1)	(0.6)

Earning before Income Taxes	(3.4)	(8.3)	59.0%	-0.9%	-2.3%

Current taxes	(6.1)	(6.6)		-1.6%	-1.8%

Net result	(9.5)	(14.9)	36.2%	-2.5%	-4.1%

Minority interest	0.1	0.3

Net Group Result	(9.6)	(15.2)	37.1%	-2.5%	-4.2%

Net Group Result per Share	(0.17)	(0.28)

Key Figures in U.S. dollars	Nine months ended on		Change	Percent of Sales
(millions)	30-Sep-10	30-Sep-09%		30-sep-10	30-sep-09

Total Net Sales	509.0	478.1	6.5%	100.0%	100.0%
Gross Profit	192.0	166.2	15.5%	37.7%	34.8%
Operating Income (Loss)	0.3	(16.6)	101.6%	0.1%	-3.5%
Net Group Result	(12.6)	(20.0)	37.1%	-2.5%	-4.2%
Net Group Result per Share	(0.2)	(0.4)

Average exchange rate (U.S.$ per €)	1.3163

(*) Purchases plus beginning stock minus final stock
(**) Including Third-party manufacturers

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

		Nine months ended on					Nine months ended on

	30 September 2010		30 September 2009		Change %	30 September 2010		30 September 2009		Change %

Americas	127.4	37.0%	96.0	30.3%	32.7%	679,201	46.7%	539,578	39.8%	25.9%
Natuzzi	12.0	3.5%	11.7	3.7%	2.6%	30,734	2.1%	36,569	2.7%	-16.0%
All brands (*)	115.4	33.5%	84.3	26.6%	36.9%	648,467	44.5%	503,009	37.1%	28.9%

Europe	136.3	39.5%	149.2	47.2%	-8.6%	498,128	34.2%	559,288	41.2%	-10.9%
Natuzzi	68.6	19.9%	76.5	24.2%	-10.3%	150,513	10.3%	185,620	13.7%	-18.9%
All brands (*)	67.7	19.6%	72.7	23.0%	-6.9%	347,615	23.9%	373,668	27.5%	-7.0%

Italy (Natuzzi)	38.6	11.2%	38.1	12.0%	1.3%	117,887	8.1%	119,625	8.8%	-1.5%

Rest of the world	42.5	12.3%	33.4	10.5%	27.2%	160,698	11.0%	137,871	10.2%	16.6%
Natuzzi	23.3	6.8%	19.8	6.3%	17.7%	53,691	3.7%	50,723	8.8%	-55.1%
All brands (*)	19.2	5.6%	13.6	4.3%	41.2%	107,007	7.3%	87,148	6.4%	22.8%

Total	344.8	100.0%	316.7	100.1%	8.9%	1,455,914	100.0%	1,356,362	100.0%	7.3%

Brands breakdown
	Net sales million euro					Net sales seats

		Nine months ended on					Nine months ended on

	30 September 2010		30 September 2009		Change %	30 September 2010		30 September 2009		Change %

Natuzzi	142.5	41.3%	146.1	46.1%	-2.5%	352,825	24.2%	392,537	28.9%	-10.1%

All brands (*)	202.3	58.7%	170.6	53.9%	18.6%	1,103,089	75.8%	963,825	71.1%	14.4%

Total	344.8	100.0%	316.7	100.0%	8.9%	1,455,914	100.0%	1,356,362	100.0%	7.3%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets as at September 30, 2010 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	30 Sept 10	31 Dec 09

Current assets:
Cash and cash equivalents	49.9	66.3
Marketable debt securities	0.0	0.0
Trade receivables, net	86.1	97.1
Other receivables	59.0	54.5
Inventories	85.5	81.6
Unrealized foreign exchange gains	0.4	0.3
Prepaid expenses and accrued income	1.2	1.4
Deferred income taxes	0.7	0.7

Total current assets	282.8	301.9

Non current assets:
Net property, plant and equipment	191.7	193.9
Other assets	10.2	12.8

Total non current assets	201.9	206.7

TOTAL ASSETS	484.7	508.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	3.5	0.8
Current portion of long-term debt	1.3	1.1
Accounts payable-trade	52.2	66.5
Accounts payable-other	27.5	29.3
Unrealized foreign exchange losses	0.2	0.4
Accounts payable-shareholders for dividends	0.0	0.0
Income taxes	1.9	3.7
Salaries, wages and related liabilities	11.9	15.0

Total current liabilities	98.5	116.8

Long-term liabilities:
Employees' leaving entitlement	28.7	29.6
Long-term debt	6.5	5.9
Deferred income for capital grants	10.4	11.2
Other liabilities	18.1	18.2

Total long-term liabilities	63.7	64.9

Minority interest	2.0	1.9

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.2	8.2
Retained earnings	214.6	219.1

Total shareholders' equity	320.5	325.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	484.7	508.6

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	30 Sept 10	31 Dec 09
Cash flows from operating activities:
Net earnings (loss)	(9.6)	(17.7)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	18.1	26.8
Employees' leaving entitlement	(0.9)	(2.1)
Deferred income taxes	-	3.7
Minority interest	0.1	0.4
(Gain) loss on disposal of assets	0.4	(0.1)
Unrealized foreign exchange losses and gains	(0.3)	(4.4)
Impairment of long lived assets	-	-
Deferred income for capital grants	(0.6)	(1.0)
Non monetary operating costs	16.8	23.3

Change in assets and liabilities:
Receivables, net	11.0	25.7
Inventories	(4.0)	10.5
Prepaid expenses and accrued income	0.3	(0.2)
Other assets	(4.4)	(8.3)
Accounts payable	(14.3)	(2.1)
Income taxes	(1.8)	1.9
Salaries, wages and related liabilities	(3.2)	(1.8)
Other liabilities	(2.5)	2.6

Net working capital	(18.9)	28.3

Net cash provided by operating activities	(11.7)	33.9

Cash flows from investing activities:
Property, plant and equipment:
Additions	(10.4)	(9.2)
Disposals	0.1	0.2
Marketable debt securities:	-	-

Net cash used in investing activities	(10.3)	(9.0)

Cash flows from financing activities:
Long-term debt:
Proceeds	1.9	3.9
Repayments	(1.0)	(0.7)
Short-term borrowings	2.7	(8.9)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	3.6	(5.7)

Effect of translation adjustments on cash	2.0	(0.2)

Increase (decrease) in cash and cash equivalents	(16.4)	19.0

Cash and cash equivalents, beginning of the year	66.3	47.3

Cash and cash equivalents, end of the year	49.9	66.3

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa
cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Giacomo Ventolone
Cell.: +39 335 7276939
gventolone@natuzzi.com
or
Vito Basile (Ufficio Stampa)
Tel.: + 39 080 8820676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 26, 2010	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi